================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to ______________

                           COMMISSION FILE NO. 1-10863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403

================================================================================

                                      INDEX

Item                                                                           Page
----                                                                           ----
Signature...................................................................     2

Financial Statements and Supplemental Schedule..............................     3

Exhibit Index...............................................................    15

Exhibit.....................................................................    16

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                  YORK INTERNATIONAL CORPORATION
                                                  INVESTMENT PLAN

Date: June 20, 2003                               By: /s/ Jane G. Davis
                                                      --------------------------
                                                  Jane G. Davis
                                                  Member, Pension and Investment
                                                  Committee

                         YORK INTERNATIONAL CORPORATION
                                 INVESTMENT PLAN

                              Financial Statements
                                       and
                              Supplemental Schedule

           December 31, 2002, December 29, 2002, and December 29, 2001

                          INDEPENDENT AUDITORS' REPORT

To the Pension and Investment Committee of
York International Corporation:

We have audited the accompanying statements of net assets available for benefits of the York International Corporation Investment Plan as of December 31, 2002, December 29, 2002, and December 29, 2001, and the related statements of changes in net assets available for benefits for the two-day period ended December 31, 2002 and the years ended December 29, 2002 and December 29, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the York International Corporation Investment Plan as of December 31, 2002, December 29, 2002, and December 29, 2001, and the changes in net assets available for benefits for the two-day period ended December 31, 2002 and the years ended December 29, 2002 and December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

KPMG LLP
Harrisburg, PA
June 4, 2003

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits

                             (thousands of dollars)

           December 31, 2002, December 29, 2002, and December 29, 2001

                                                     DECEMBER 31,   DECEMBER 29,   DECEMBER 29,
                   ASSETS                                2002           2002           2001
                                                     ------------   ------------   ------------
Investments:
   Mutual funds, at fair value                       $  110,156       109,693        132,690
   Managed Income Portfolio II Fund, at fair value       58,645        58,413         56,742
   Participant notes receivable, at cost                  3,767         3,797          4,038
                                                     ----------     ---------      ---------
      Total investments                                 172,568       171,903        193,470
                                                     ----------     ---------      ---------
Receivables:
   Employer's contribution                                  114           114             97
   Participants' contributions                            1,123         1,123          1,001
   Interest                                                  22            22             26
   Trustee of merged plan                                    --            --            420
                                                     ----------     ---------      ---------
      Total receivables                                   1,259         1,259          1,544
                                                     ----------     ---------      ---------
Net assets available for benefits                    $  173,827       173,162        195,014
                                                     ==========     =========      =========

See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                             (thousands of dollars)

 Two-day period ended December 31, 2002 and years ended December 29, 2002 and
                                December 29, 2001

                                                                              TWO DAY
                                                                            PERIOD ENDED    YEAR ENDED     YEAR ENDED
                                                                            DECEMBER 31,   DECEMBER 29,   DECEMBER 29,
                                                                                2002           2002           2001
                                                                           -------------   ------------   ------------
                        ADDITIONS

Additions to net assets attributed to:
      Investment results:
          Net appreciation (depreciation) in fair value of investments     $         470        (28,066)       (17,745)
          Interest and dividends                                                     246          4,731          6,386
      Contributions:
          Employer's                                                                  --          1,331          1,062
          Participants'                                                               --         14,393         15,657
                                                                           -------------   ------------   ------------
               Net additions                                                         716         (7,611)         5,360
                                                                           -------------   ------------   ------------
                     DEDUCTIONS

Deductions from net assets attributed to:
      Benefits paid to participants                                                   51         14,272         17,546
      Administrative expenses                                                         --             35             32
                                                                           -------------   ------------   ------------
               Total deductions                                                       51         14,307         17,578
                                                                           -------------   ------------   ------------
               Net increase (decrease) prior to transfers                            665        (21,918)       (12,218)

Transfers from other plans, net                                                       --             66          1,224
                                                                           -------------   ------------   ------------
               Net increase (decrease)                                               665        (21,852)       (10,994)
Net assets available for benefits:
      Beginning of year                                                          173,162        195,014        206,008
                                                                           -------------   ------------   ------------
      End of year                                                          $     173,827        173,162        195,014
                                                                           =============   ============   ============

See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2002, December 29, 2002, and December 29, 2001

(1)      PLAN DESCRIPTION

         The following description of the York International Corporation (Company) Investment Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         (a)      GENERAL

                  The Plan is a defined contribution plan covering employees of the Company (Plan Sponsor) who have been employed for their respective eligibility periods and are members of employee groups to which the Plan has been extended. The Plan is administered by a committee appointed by the Company's Board of Directors. The Plan assets are held by Fidelity Management Trust Company (Fidelity), as trustee (Trustee). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         (b)      CONTRIBUTIONS

                  Each year, participants may contribute from one to sixteen percent of pretax compensation, as defined in the Plan. Participants may also contribute an additional one to ten percent of compensation as after-tax contributions, but the total of both pretax and after-tax contributions cannot exceed sixteen percent of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Certain employee groups may be eligible to receive a Company match of 25 percent of the first four percent of base compensation that a participant contributes to the Plan.

         (c)      INVESTMENT OPTIONS

                  Upon enrollment in the Plan, participants may direct employee contributions in 10 percent increments in any of eighteen investment options.

                  The "Managed Income Portfolio II Fund" is a commingled pool, which seeks to maintain a stable dollar unit price by investing in fixed-income instruments maintained at book value, through the purchase of "wrap agreements" from financial institutions.

                  The "Puritan Fund" is a mutual fund, which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

                  The "Magellan Fund" is a mutual fund which seeks capital appreciation by investing primarily in common stock, and securities convertible into common stock, of U.S., multinational, and foreign companies of all sizes that offer potential for growth.

                  The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2002, December 29, 2002, and December 29, 2001

The "Growth & Income Fund" is a mutual fund which seeks high total return through a combination of current income and capital appreciation. It invests in securities of companies that pay current dividends and offer potential growth of earnings, such as common stocks, securities convertible into common stocks, preferred stocks and fixed-income securities.

The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in foreign securities.

The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.

The "Freedom 2040 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2040.

The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2002, December 29, 2002, and December 29, 2001

The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade, fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

The "Low-Priced Stock Fund" is a growth mutual fund. It seeks to provide capital appreciation through investment in low-priced common stocks. Normally, at least 80% of the fund's total assets will be invested in low-priced common stocks (those priced at or below $35 per share).

The "Mid-Cap Stock Fund" is a growth mutual fund. It seeks to provide a long-term growth of capital through investment in medium market common stocks. Normally, at least 80% of the fund's total assets will be invested in common stocks of companies with medium market capitalization's (those with market capitalization's similar to companies in the Standard and Poors Midcap 400 Index).

The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock.

Participants who choose to invest in the York International Stock Fund are subject to the following restrictions:

- Limitation on new contributions - participants are only permitted to invest up to 10% of any new contributions to the Plan in the York International Stock Fund.

- No rollover purchase - participants are not permitted to invest any portion of a rollover contribution in the York International Stock Fund.

- No transfers from other funds into the York International Stock Fund - although participants are able to continue to make exchanges between other investment funds, participants are not permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

- Sales of York International Stock Fund must occur during a window period - although participants are permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that is established by the Company. Throughout the year, participants are notified of upcoming window periods.

Participants may change their investment options monthly.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2002, December 29, 2002, and December 29, 2001

         (d)      PARTICIPANT NOTES RECEIVABLE

                  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear a fixed or variable rate of interest commensurate with the interest rates charged by persons in the business of lending money on a national basis for loans that would be made under similar circumstances. Interest rates range from 7.0 percent to 10.5 percent at December 31, 2002 and December 29, 2002. Principal and interest are paid through monthly payroll deductions.

         (e)      PARTICIPANTS' ACCOUNTS

                  Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings (losses), and charged with an allocation of administrative expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         (f)      VESTING

                  Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Company's matching contribution portion of their account plus actual earnings (losses) thereon is based on years of service. A participant is 100 percent vested after four years of credited service, as follows:

YEARS OF SERVICE   VESTED PERCENTAGE
Less than 2                0%
2                         33
3                         67
4 or more                100

         (g)      PAYMENT OF BENEFITS

                  On termination of service due to death, disability or retirement or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments, or an annuity. For the York International Stock Fund, participants may elect to receive cash or shares of York International Corporation stock and cash, with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2002, December 29, 2002, and December 29, 2001

         (h)      FORFEITURES

                  At December 31, 2002 and December 29, 2002, the forfeited nonvested accounts totaled $101,000 and at December 29, 2001 the account totaled $138,000. These accounts may be used first to pay any expenses payable for the plan year and then shall be used to reduce future employer contributions. For the years ended December 29, 2002 and 2001, employer contributions were reduced by $112,000 and $375,000 from forfeited nonvested accounts.

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF ACCOUNTING

                  The financial statements of the Plan are prepared under the accrual method of accounting.

         (b)      INVESTMENT VALUATION AND INCOME RECOGNITION

                  All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant Notes Receivable is valued at cost, which approximates fair value.

                  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         (c)      ADMINISTRATIVE EXPENSES

                  Certain administrative expenses are paid by the Company.

         (d)      USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         (e)      PAYMENT OF BENEFITS

                  Benefits are recorded when paid.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2002, December 29, 2002, and December 29, 2001

(3)      INVESTMENTS

         The following table separately identifies those investments which represent five percent or more of the Plan's net assets.

                                       DECEMBER 31,   DECEMBER 29,   DECEMBER 29,
(IN THOUSANDS)                             2002           2002           2001
                                       ------------   ------------   ------------
Mutual Funds:
   Puritan Fund                         $  14,673        14,604         16,619
   Magellan Fund                           41,761        41,535         55,827
   Growth & Income Fund                    14,599        14,540         17,367
   OTC Portfolio Fund                      10,247        10,306         13,805
   Other                                   28,876        28,708         29,072
Managed Income Portfolio II Fund (1)       58,645        58,413         56,742
Participant Notes Receivable                3,767         3,797          4,038
                                        ---------       -------        -------
                                        $ 172,568       171,903        193,470
                                        =========       =======        =======

           (1) Includes nonparticipant-directed unallocated forfeited nonvested accounts of $101,000 at December 31, 2002 and December 29, 2002, and $138,000 at December 29, 2001.

         For the two-day period ended December 31, 2002, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the period) appreciated in value by $470,000. For the years ended December 29, 2002 and 2001, the Plan's investments in mutual funds depreciated in value by $28,066,000 and $17,745,000, respectively.

(4)      TRANSFERS FROM OTHER PLANS, NET

         During 2002, the Plan was amended to provide for the merger of the General Refrigermetics Corporation 401(k) Plan (effective April 30,
         2002). During 2001, the Plan was amended to provide for the merger of the United Mechanical Services, Inc. 401(k) Plan (effective May 1,
         2001) and the York Refrigeration Marine US, Inc. 401(k) Savings Retirement Plan (Marine Plan) (effective October 1, 2001) into the York International Corporation Investment Plan.

         At December 29, 2001 the net assets of the Marine Plan were held by the trustee of that plan, and the fair value of those net assets at that date are included in the accompanying 2001 statement of net assets as receivable from trustee of merged plan. Such net assets consisted of investments in guaranteed investment contracts and pooled separate accounts. The trustee of the Marine Plan transferred the net assets of that plan to the Trustee in February 2002.

(5)      RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by the Trustee and therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $32,000 for the years ended December 29, 2002 and 2001.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

                          Notes to Financial Statements

           December 31, 2002, December 29, 2002 and December 29, 2001

         In addition, the Plan invests in a fund containing common stock of the Plan Sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.

(6)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)      TAX STATUS OF THE PLAN

         The Internal Revenue Service has determined and informed the Company by letter dated September 26, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

(8)      AMENDMENTS

         During 2002, the Plan Document was amended to incorporate the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The primary component of the amendment allowed participants who achieved age 50 prior to the close of the Plan Year to make catch up contributions in accordance with procedures established by the Administrator. This amendment was effective as of January 1, 2002.

(9)      PLAN YEAR END

         During 2002, the Plan year end was changed from December 29 to December 31.

                                                                      SCHEDULE 1

                         YORK INTERNATIONAL CORPORATION

                                 INVESTMENT PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                 (in thousands)

                                December 31, 2002

                                                                           CURRENT
       IDENTITY OF ISSUER                DESCRIPTION OF INVESTMENT          VALUE
--------------------------------         -------------------------          -----
* York International Corporation   York International Stock Fund          $      70
* Fidelity Investments             Puritan Fund                              14,673
* Fidelity Investments             Magellan Fund                             41,761
* Fidelity Investments             Equity Income Fund                         7,584
* Fidelity Investments             Growth & Income Fund                      14,599
* Fidelity Investments             OTC Portfolio Fund                        10,247
* Fidelity Investments             Overseas Fund                              3,682
* Fidelity Investments             Low-Priced Stock Fund                        472
* Fidelity Investments             Mid-Cap Stock Fund                           163
* Fidelity Investments             Freedom Income Fund                          299
* Fidelity Investments             Freedom 2000 Fund                          1,139
* Fidelity Investments             Freedom 2010 Fund                          2,724
* Fidelity Investments             Freedom 2020 Fund                          2,607
* Fidelity Investments             Freedom 2030 Fund                          1,805
* Fidelity Investments             Freedom 2040 Fund                            168
* Fidelity Investments             Spartan U.S. Equity Index Fund             3,831
* Fidelity Investments             U.S. Bond Index Fund                       4,332
* Fidelity Investments             Managed Income Portfolio II Fund (1)      58,645
                                   *Participant Notes Receivable
                                    (interest of 7.0% - 10.5%)                3,767
                                                                          ---------
                                                                          $ 172,568
                                                                          =========

* Party-in-interest

(1) Includes nonparticipant-directed amounts at cost and current value of $101,000.

See independent auditors' report.

                                  EXHIBIT INDEX

EXHIBIT NO.   DOCUMENT
23            Consent of Independent Auditors